Exhibit 2(p)

GREATBANC

TRUST COMPANY

November 4, 2013
Mr. Mark A. Elste, President
The Pennant 504 Fund
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

Re:	Subscription for Shares of The Pennant 504 Fund (the “Fund”)

Dear Mr. Elste:

GreatBanc Trust Company offers to purchase from the Fund 10,000 shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $100,000 cash, all such shares to be validly issued, fully paid and non-assessable, upon issuance of such shares and receipt of said payment (the “Initial Shares”).

GreatBanc Trust Company represents and warrants that the Initial Shares will be held for investment purposes, and not for distribution thereof, and without any present intention of selling such shares.

Very truly yours, GREATBANC TRUST COMPANY /s/ Walter Yurkanin Name: Walter Yurkanin Title: Secretary
Accepted and Agreed

THE PENNANT 504 FUND

/s/ Mark A. Elste
Mark A. Elste, President